EXHIBIT 99.1

Westport Awarded Program to Supply Euro 7 LPG Fuel Systems to Global OEM

VANCOUVER, British Columbia, Dec. 07, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX:WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, announced today that it has been awarded a program to develop and supply liquefied petroleum gas (LPG) systems to a global original equipment manufacturer (OEM) to accommodate a number of its Euro 7 vehicle platforms. The deal is forecasted to generate €40 million in annual revenue with production expected to begin in Q1 2025.

Driving alternative fuel technology adoption from light-duty to heavy-duty applications is a keystone of Westport’s OEM technology supply strategy. Earlier this year, Westport was awarded a €38 million program to support this same OEM with LPG system solutions for its Euro 6 vehicle applications. In this new program, Westport will provide fuel systems solutions for the OEM’s Euro 7 applications, supplying the entire LPG system from the fuel tank to the fuel injectors.

“We are pleased to continue supplying this industry-leading OEM by supporting its mission to meet both Euro 6 and Euro 7 application requirements to help ensure cleaner vehicles and improved air quality for European communities,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Our proven solutions provide the growing global market with affordable, clean transportation that optimizes overall vehicle performance and efficiency.”

LPG and bio-LPG, also known as propane or autogas, is a clean-burning alternative fuel used to power light-, medium-, and heavy-duty vehicles. LPG-fueled vehicles are a cost-competitive low-emissions alternative to vehicles that use gasoline (petrol) or diesel, and the technology satisfies stringent regulatory requirements for emissions reductions. LPG-fueled vehicles are permitted to drive in emissions-restricted traffic zones in Europe.

Cost-competitive alternative fuel solutions such as LPG are a compelling option to reduce greenhouse gas emissions in markets like Europe where refueling infrastructure is well established. Alternative fuels for transportation applications are increasingly in demand globally as an affordable, efficient, and clean alternative.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the growth of the global market for alternative fuel systems, the factors responsible for such growth, the expected revenue, timing of revenue and expected date for commencement of production of the referenced LPG fuel system and components. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to COVID-19, its duration, effects, and government responses thereto, the general economy, solvency, governmental policies and regulation, the demand for LPG fuel system and components, supply chain disruptions, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, continuing, or new effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

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